Exhibit 23.1
CONSENT OF INDEPENDENT ACCOUNTANTS

Corpay, Inc.
Atlanta, Georgia

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-268238, No. 333-223378, No. 333-190483 and No. 333-171289) of Corpay, Inc. of our report dated February 5, 2026, relating to the consolidated financial statements of Alpha Group International Limited which appears in this Current Report on Form 8K/A. Our report is qualified as to the preparation of consolidated financial statements which omit comparative financial information as of and for the year ended December 31, 2023, which are required to be disclosed in accordance with IAS 1 Presentation of Financial Information. Such application is a departure from International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ BDO LLP

BDO LLP
London, United Kingdom

February 5, 2026